                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                               (Amendment No. 1)*


                         TANDEM COMPUTERS INCORPORATED
                                (Name of Issuer)


                                  Common Stock
                                $.025 PAR VALUE
                         (Title of Class of Securities)


                                  875370 10 8
                                 (CUSIP Number)


                          COMPAQ COMPUTER CORPORATION
                       (Name of Persons Filing Statement)


                             J. DAVID CABELLO, ESQ.
                             SENIOR VICE PRESIDENT
                         GENERAL COUNSEL AND SECRETARY
                          COMPAQ COMPUTER CORPORATION
                                  20555 SH 249
                               HOUSTON, TX 77070
                            TEL. NO. (281) 370-0670
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                AUGUST 29 , 1997
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

* This represents the final amendment.





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
                                 SCHEDULE 13D

CUSIP NO.  875370-10-8                                  Page 2 of 4 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Compaq Computer Corporation           76-0011617

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  None

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     None
          OWNED BY             -------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
            EACH
                                     None
          REPORTING
                               -------------------------------------------------
           PERSON              10    SHARED DISPOSITIVE POWER

            WITH                     None

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      HC, CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!



                                  Page 2 of 4
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    This Amendment No. 1 amends the Statement on Schedule 13D filed with the
Securities and Exchange Commission on July 2, 1997 (the "Schedule 13D") by Compaq Computer Corporation ("Compaq"). This Amendment No. 1 is filed with respect to the shares of Common Stock, par value $.025 per share (the "Issuer Common Stock"), of Tandem Computers Incorporated (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

    Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

       "ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

    The merger (the "Merger") of Compaq Project, Inc., a wholly owned subsidiary of Compaq, with and into the Issuer was consummated and became effective on August 29, 1997. The Option granted by the Issuer to Compaq, pursuant to which Compaq had the right, upon the occurrence of certain events, to purchase from the Issuer up to 17,400,000 shares of Issuer Common Stock (or such other number of shares of Issuer Common Stock as at the time of exercise equaled 15% of the then outstanding shares after exercise of the Option) for $22.44 per share, terminated at the effective time of the Merger."





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                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 1997


                                          COMPAQ COMPUTER CORPORATION

                                          By:   /s/  Earl L. Mason
                                             -------------------------------
                                          Name:   Earl L. Mason
                                          Title:  Senior Vice President and
                                                  Chief Financial Officer





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